Exhibit 4.26

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made as of [●] by and among P.V. Nano Cell Ltd., a company incorporated under the laws of the State of Israel, with offices located at 8 Hamasger St., PO Box 236, Migdal Ha-Emek, 2310102, Israel (the “Company”) and[●], ID No. [●] (“Investor”).

WHEREAS	The Company wishes to raise capital of up to US$[●] by means of the sale and issuance of up to [●] Ordinary Shares of the Company, par value NIS 0.01 each at a price per share of US $1.00 (the “Ordinary Shares”).

The Parties hereby agree as follows:

1.	The Investor agrees to invest an aggregate amount of $[●], which shall be transferred to the Company within 7 days of the signing of this Agreement (the “Investment Amount”).

2.	In consideration for the Investment Amount, the Company shall issue the Investor [●] Ordinary Shares.

3.	Further to Section 1 above, it is agreed that upon receipt by the Company of the Investment Amount, the Company will also grant the Investor [●] warrants to purchase [●] Ordinary Shares of the Company par value NIS 0.01 each, at an exercise price per share of US $0.50 for a period of 5 years.

(The number of warrants shall be calculated at a ratio as per the following example: An investment amount of US $50,000 shall entitle to Investor to 133,333 warrants).

4.	The Ordinary Shares in consideration for the Investment Amount and the exercise of warrants hereunder shall have the rights, preferences and privileges as set forth in the Articles of Association of the Company.

5.	Transfer Restrictions. The Ordinary Shares issued in consideration of the Investment Amount and the exercise of warrants may only be disposed of in compliance with applicable Israeli and US state and federal securities laws. In connection with any transfer of the Ordinary Shares other than pursuant to an effective registration statement or Rule 144 to an Affiliate of the Investor or in connection with a pledge, the Company may require the transferor thereof to provide, at the transferor’s expense, an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred shares under the Securities Act.

6.	This Agreement shall be governed by and construed solely in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflict of law. The Parties hereby irrevocably submit to the jurisdiction of the courts of Haifa in respect of any dispute or matter arising out of or connected with this Agreement.

7.	This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Facsimile or scanned signatures of a Party shall be binding as evidence of such Party’s agreement hereto and acceptance hereof.

IN WITNESS WHEREOF, each Investor and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

INVESTOR:	COMPANY:
By: [●]	P.V. NANO CELL LTD. By: Dr. Fernando de la Vega, Director